Exhibit 99.4

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2.	Name of scheme:	ROYAL & SUN ALLIANCE SAVINGS RELATED SHARE OPTION SCHEME

3.	Period of return:	From 1 July 2002 to 31 December 2002

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	8,633,178 ORDINARY SHARES OF 27.5p EACH

5.	Number of shares issued/allotted under scheme during period:	1,100 ORDINARY SHARES OF 27.5p EACH

6.	Balance under scheme not yet issued/allotted at end of period:	8,632,078 ORDINARY SHARES OF 27.5p EACH

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	2,000,000 ORDINARY SHARES OF 25p EACH LISTED ON 3 DECEMBER 1997, FILE REF A/4837/1997 10,000,000 ORDINARY SHARES OF 27.7p EACH LISTED ON 12 DECEMBER 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 1,439,945,133 ORDINARY SHARES OF 27.5p EACH

Contact for queries:	Address: 30 BERKELEY SQUARE, LONDON W1J 6EW

Name: CAROLINE WEBB	Telephone: 020 7569 6075

Person making return	Name: JACKIE FOX

Position: DEPUTY GROUP COMPANY SECRETARY	Signature: